EXHIBIT 4.2

DESCRIPTION OF SECURITIES

General

After the Closing of the Share Exchange, the Company’s authorized capital stock consists of 150,000,000 shares of capital stock, par value $0.01 per share, of which 200,000 shares are “blank check” preferred stock, par value $0.01 per share, of which 1,000 are designated as Series A Convertible Preferred Stock (of which 453 have been issued and converted to Common Stock) (the “Series A Preferred Stock”), 5,000 are designated as Series B Convertible Preferred Stock (of which none are issued and outstanding) (the “Series B Preferred Stock”), 250 are designated as Series C Convertible Preferred Stock (250 of which have been issued and converted to Common Stock) (the “Series C Preferred Stock”), and 110,000 shares were designated as Series D Convertible Preferred Stock (the “Series D Preferred Stock) and converted to 66,000,000 Common Stock.

  Following the Share Exchange, the Company had 45,125,405 shares of Common Stock, 453 shares of Series A Preferred, 250 Series C Preferred, and 110,000 Series D Preferred issued and outstanding. As of January 4, 2023 all issued Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock were converted into Common Stock.

Description of Common Stock

  Number of Authorized and Outstanding Shares. As of the date hereof the authorized capital stock consists of 150,000,000 shares of capital stock, par value $0.01 per share following an approval of the Board of Directors of the Company on July 25, 2022 to amend to the Company’s Certificate of Incorporation to increase the Company’s authorized shares of Common Stock, $0.01 par value per share from 51,000,000 shares of Common Stock to 150,000,000 shares of Common Stock (the “Amendment”), which became effective on September 8, 2022. On July 27, 2022, stockholders holding a majority of the Company’s voting power approved the Amendment by written consent in lieu of a meeting, in accordance with the Delaware General Corporation Law.

  On September 8, 2022, we filed a Certificate of Amendment to our Certificate of Incorporation Secretary of State of the State of Delaware, in connection with the Amendment. As a result, the 110,000 shares of Series D Preferred automatically converted into 66,000,000 shares of our Common Stock.

  As of the date hereof, there are 112,033,909 shares of our Common Stock issued and outstanding. All of the outstanding shares of Common Stock are fully paid and non-assessable.

  Voting Rights. The holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights.

  Dividends. Holders of our Common Stock are entitled to receive proportionally any dividends declared by our Board of Directors.

  Liquidation. In the event of our liquidation or dissolution, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities.

  Rights and Preferences. Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

    Transfer Agent. Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed, or other evidence satisfactory to the transfer agent with respect to shares not represented by a certificate. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. Our transfer agent is Pacific Stock Transfer. Their address is 6725 Via Austin Pkwy, Suite 300, Las Vegas, NV 89119. Their website is www.pacificstocktransfer.com.

Anti-Takeover Effects of the Company’s Articles and Bylaws

Certain provisions of the Company’s Articles and Bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of the Company. For example, the Company’s Articles and Bylaws include provisions that:

1.	allow the Board, subject to a majority vote of the entire Board, to amend the Company’s Bylaws at any meeting;

2.
provide that only stockholders owning thirty three and thirty four hundredths percent (33.34%) in amount of the entire capital stock of the Company’s issued and outstanding and entitled to vote may call a special meeting of the Company’s stockholders;

3.	the Board may from time to time increase or decrease the number of directors then comprising the Board, and may from time to time fill any vacancies, if any, on the Board; and

4.
empower the Board to issue from time to time one or more series of Preferred Stock, with such designations, rights, preferences and limitations as the Board may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters among such series of Preferred Stock as may be determined by the Board, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights